June 20, 2005

Albert Yarashus, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:

Ashlin Development Corporation (“Ashlin”)

Preliminary Proxy Materials on Schedule 14A

Filed May 27, 2005

File No. 0-29245

Dear Mr. Yarashus:

The following is in response to your latter dated June 16, 2005:

Proxy Statement - General

1.

It does not appear that the information regarding voting procedures required by Item 21 of Schedule 14A has been included in the proxy statement. Please revise to provide this information.

ANSWER: In the proxy statement, we have included the information regarding voting procedures required by Item 21 of Schedule 14A.

2.

At an appropriate place in the proxy statement, include the information required by Item 401(f)(2) of Regulation S-B.

ANSWER: Ashlin has a separately-designated standing audit committee consisting of two directors, Steven Pomerantz and Theodore Alflen.

3.

Please include the information regarding compensation required by Item 402 of Regulation S-B, or clarify that no such compensation was paid.

ANSWER: We have included the information required by Item 402, Executive Compensation, of Regulation S-B.

4.

As required by Items 7(b) and (c) of Schedule 14A, please include the information required by Item 404 of Regulation S-B, or confirm that no disclosure is required.

ANSWER: We have included the information required by Item 404, Certain Relationships and Related Transactions, of Regulation S-B.

5.

Also as required by Item 7(b), please include the information required by Item 405 of Regulation S-B.

ANSWER: We have included the information required by Item 405, compliance with Section 16(a) of the Exchange Act, of Regulation S-B.

6.

Please include all information required by Items 7(d), (f) and (h) of Schedule 14A.

ANSWER: We have included information on the Board of Directors committees as required by Item 7(d), number of Board of Directors meetings as required by Item 7(f) and communications by security holders as required by Item 7(h).

7.

Please include all information required by Item 9 of Schedule 14A.

ANSWER: We have included all information required by Item 9, Independent Public Accountants, of Schedule 14A.

8.

Include also in the proxy statement the information required by Rule 14a–5(e).

ANSWER: We have included the information required by Rule 14a-5(e).  Specifically, the procedure for submitting shareholder proposals.

Proposal Two, page 3

9.

Please explain the reference in the first sentence of the second paragraph to “blank check” preferred stock. Your explanation should also provide the information in the second sentence of part (b) of Item 11 of Schedule 14A.

ANSWER: We have explained our reference to “blank check” preferred stock and provided the information required by part (b) of Item 11 of Schedule 14A.

10.

In describing the general effect of the proposal on shareholders, please explain also that issuances of the additional stock may be dilutive.

ANSWER: We have explained the dilutive effect on shareholders.

Form of Proxy

11.

As required by Rule 14a-4(b)(1), please include in the form of proxy an additional box which shareholders may use to indicate an “abstain” position on the proposal, if they wish.

ANSWER: We have included an additional box for shareholders to use to indicate “abstain” on a proposal.

Very truly yours,

ANSLOW & JACLIN, LLP

By: s/s Richard I. Anslow

RICHARD I. ANSLOW

RIA/